THE NEW IRELAND FUND, INC.

AMENDMENT TO BYLAWS

The Amended and Restated Bylaws of The New Ireland Fund, Inc., dated November 13, 2012, are hereby amended by adding a new Section 1.12 to Article I thereof to read as follows:

       Section 1.12  Maryland Control Share Acquisition Act.  Pursuant to a resolution adopted by the Board of Directors in accordance with Section 3-702(c)(4) of the MGCL (as defined below), the Corporation is subject to Title 3, Subtitle 7 of the MGCL, which shall apply to any acquisition or proposed acquisition of shares of stock of the Corporation to the extent provided in such Subtitle, subject to any limitations under the 1940 Act.

Effective Date:  October 28, 2021